February 5, 2018

Via EDGAR & E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Era Anagnosti, Legal Branch Chief
Christopher Dunham, Staff Attorney
Amit Pande, Accounting Branch Chief
Michael Volley, Staff Accountant

	Re:	Victory Capital Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 29, 2018
File No. 333-222509

Ladies and Gentlemen:

On behalf of Victory Capital Holdings, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated February 1, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on January 29, 2018. We are also electronically transmitting for filing an amended version of the Registration Statement on Form S-1 (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

1.                                      Comment: Please revise the introductory paragraph on page 62 to clearly and briefly describe each transaction for which pro forma effects are presented or refer to another page of the filing where these transactions are clearly explained.  Refer to Rule 11-02(b)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Registration Statement to refer to the section of the filing where each transaction for which pro forma effects are presented is clearly explained.

2.                                      Comment: We note your disclosure on page 23 and elsewhere in the filing related to your proposed debt refinancing.  Please revise the pro forma financial information to remove the pro forma adjustment related to this planned transaction since it appears that it is not directly attributable to the offering and factually supportable, or tell us how you determined that it complies with the requirements of Rule 11-02(b)(6) of Regulation S-X.  It appears that this proposed debt refinancing is an action that may be taken by management and is expected to occur after the offering.  Please note that this adjustment and other actions expected to be taken by management after the offering may be discussed in MD&A and other appropriate sections of your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully submits that including an adjustment for the proposed debt refinancing in the pro forma financial information complies with the requirements of Rule 11-02(b)(6) of Regulation S-X.  The proposed debt refinancing is factually supportable, and the Company fully expects to complete the debt refinancing concurrently with the closing of the offering.

The Company has already held a lenders meeting, at which it commenced marketing of the proposed bank financing and presented potential lenders with a full marketing term sheet as well as an indicative interest rate and original issue discount.  Marketing for the bank refinancing is substantially complete, and indications of interest from potential lenders are well in excess of the principal amount being sought.  Commitments are due from lenders one business day prior to the anticipated pricing of the offering, and the debt refinancing will close concurrently with the closing of the offering.  The Company expects that it will receive commitments for the amount of debt assumed for purposes of preparing the pro forma financial information.  The Company also expects that the interest rate and original issue discount on the new debt will be no higher than the assumed interest rate and original issue discount used for purposes of the preparing the pro forma financial information.  The Company has revised the disclosure on pages 22 and 89 of the Amended Registration Statement to clarify the probability of completing the proposed debt refinancing.

The proposed debt refinancing is both premised and conditioned upon the use of the net proceeds from the offering to repay a portion of the Company’s outstanding loans.

3.                                      Comment: Please revise to present adjustments related to each significant pro forma transaction in a separate column in your pro forma income statements and balance sheet.

Response: In response to the Staff’s comment, the Company has revised the pro forma income statements and balance sheet on pages 62-66 of the Amended Registration Statement to present in a separate column the pro forma adjustments for the proposed debt refinancing.

4.                                      Comment: Please revise the notes to your pro forma financial information to more clearly explain how each adjustment is calculated including quantifying any components that comprise the adjustment as well as describing any assumptions involved in their calculation.

Response:  In response to the Staff’s comment, the Company has revised the notes to the pro forma financial information pages 62-66 of the Amended Registration Statement to provide clarification regarding the calculation of the adjustments.

Please do not hesitate to contact the undersigned at (212) 728-8620 or David K. Boston at (212) 728-8625 with any further questions or comments.

Sincerely,

/s/ Danielle Scalzo

cc:	Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.